Exhibit 99.1

Polymer Group, Inc.
9335 Harris Corners Parkway
Suite 300
Charlotte, NC 28269
www.polymergroupinc.com
704-697-5100

Polymer Group, Inc. Announces First Quarter Results

For Immediate Release

Wednesday, May 13, 2009

[Charlotte, NC] — Polymer Group, Inc. (OTC Bulletin Board: POLGA/POLGB) (PGI) announced results of operations for the first quarter ended April 4, 2009.

Operational highlights included:

•                  Profitability improved significantly over the prior year with first quarter gross profit up 22.7% to $52.6 million, representing a gross profit margin of 23.2% compared to 15.7% for the first quarter of 2008. Operating income for the quarter was $22.2 million, 83.0% higher than the prior year period, and net income attributable to PGI was $9.6 million compared to $1.4 million in the first quarter of 2008;

•                  Sales of $227.2 million for the first quarter were 17.0% lower than the prior year period due primarily to a reduction in industrial sales volumes combined with changes in foreign currency exchange rates and lower selling prices reflecting lower raw material costs;

•                  Cash flows from operations for the first quarter of 2009 increased 56.8% over the first quarter of 2008 to $24.0 million, resulting in cash balances of $54.3 million at quarter end;

•                  The company successfully reduced debt through the repurchase of $15.0 million of principal amount of its senior secured term loan during the quarter, generating a gain of $2.4 million;

•                  Adjusted EBITDA, as defined in the company’s credit agreement and which included the benefits of the $2.4 million gain from the repurchase of debt, was $40.5 million for the first quarter compared to $27.3 million the prior year. Adjusted EBITDA, a non-GAAP financial measure, is defined and reconciled to net income below; and

•                  During the month of April, the company completed the installation of its state-of-the-art spunmelt line in Mexico to serve the North American hygiene and medical markets.

Net sales for the first quarter of 2009 were $227.2 million compared to $273.8 million in the first quarter of 2008 and $280.0 million in the previous quarter.  The decline in sales was primarily driven by the impact of lower product volume sales in the industrial markets coupled with lower overall selling prices to reflect lower raw material costs. Additionally, foreign currency translation rates impacted sales by approximately $11.0 million as most currencies weakened against the U.S. dollar.  In the Nonwovens segment, volumes declined $18.4 million, predominantly in the U.S. and Europe. The sales volume declines in the U.S. and Europe were primarily due to a U.S. plant closure in the third quarter of fiscal 2008, and recessionary impacts that are negatively affecting the industrial and wiping businesses located in the U.S. and European regions.  However, U.S. nonwoven roll goods volume in the industrial markets was up 5% in aggregate year-over-year. This was the net result of a 54% increase in spunbond industrial volumes and a 46% decrease in fiber-based product volumes representing the company’s efforts to improve its profit profile in the U.S. industrial markets and develop new applications for existing technology. Sales in the Nonwovens segment were also negatively impacted by lower selling prices of $11.9 million primarily due to price decreases resulting from the pass-through of lower raw material costs. The Oriented Polymers segment sales volumes were lower by $8.6 million and continued to be negatively impacted by reduced housing starts affecting the segment’s industrial business, imported commodity products affecting lumberwrap volumes, and recessionary impacts.

Gross profit increased 22.7%, or $9.7 million, compared to the prior year and represented a gross profit margin of 23.2% compared to 15.7% for the first quarter of 2008. Though volumes were lower, raw material costs during the quarter were reduced by $35.5 million while the combination of price and mix changes declined only $9.4 million. Although the average unit cost of raw materials in the first quarter was lower than the fourth quarter, there has been a moderate increase in the cost of certain raw materials, specifically polypropylene resin, during the first quarter. Additionally, the company expects to see reductions in contracted selling prices in the second quarter of 2009 due to the quarterly lag effect of the recent decline in average raw material costs for the first quarter of 2009 versus the fourth quarter of 2008. Due to these factors, the company expects to experience a decline in gross profit margin during the second quarter versus the gross profit margin generated for the first quarter of fiscal 2009.

Operating income for the first quarter of 2009 was $22.2 million, compared to $12.1 million in the first quarter of the prior year. Sales, general and administrative (SG&A) expenses were $2.8 million lower than the first quarter of 2008 and $3.4 million lower on a sequential quarter basis. The year-over-year savings were primarily the result of lower incentive compensation costs and changes in foreign currency exchange rates. The company recognized special charges of $2.9 million during the quarter, of which $1.6 million were non-cash impairment charges related to the write-down of assets held for sale in Germany to their fair market value. The remaining $1.3 million was associated with the previously announced restructuring initiatives in North America and Europe. Special charges were $15.2 million in the fourth quarter of 2008 and were $1.4 million in the first quarter of 2008.

The company successfully initiated debt repurchase activities in the first quarter and was able to purchase $15 million of its senior secured term loan in open market transactions below par value. The difference in the principal amount and the aggregate purchase costs resulted in a gain on the reacquisition of debt of $2.4 million during the quarter. Additionally, interest expense was $1.1 million lower than the first quarter of 2008 as the company reduced overall debt balances, and interest rates were lower.

Net income attributable to Polymer Group, Inc. for the quarter was $9.6 million, or $0.49 per fully diluted share, compared to $1.4 million, or $0.07 per fully diluted share, for the same period the prior year.

PGI’s chief executive officer, Veronica (Ronee) Hagen, stated, “PGI started 2009 in a very positive way. We previously stated that we expected a strong first quarter and our results were ahead of expectations. We were able to fully benefit from the volatility of the raw material markets even in a tough economic environment. Our consumer disposable volumes were relatively stable during the quarter with the most significant impacts seen in the industrial markets as expected. While we do not anticipate sustaining the margins achieved in the first quarter, we still expect the remainder of the year to show solid results. Additionally, we were able to take advantage of our strong results and improve the efficiency of our cash to further strengthen our balance sheet with our debt repurchase activities during the quarter.

“We continued to position ourselves for leadership with the completion of the installation of our new, state-of-the-art capacity at our plant in San Luis Potosi, Mexico. This strategic investment will enable us to better serve customers throughout North America in the hygiene and medical markets. Our operation in Mexico has a strong track record of successful capacity start-ups as evidenced by the contributions from the latest line installed in 2004. We will continue to build on our capabilities to provide customers the best value proposition in the industry as we focus on both internal core processes and new product deliveries in 2009.”

ADJUSTED EBITDA

Adjusted EBITDA, a non-GAAP financial measure defined below, for the first quarter of 2009 was $40.5 million and includes the $2.4 million gain on the reacquisition of debt during the quarter.  Adjusted EBITDA was $27.3 million in the first quarter of 2008 and $36.2 million in the fourth quarter of 2008.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA (as defined below) is used in this release as a “non-GAAP financial measure,” which is a measure of the company’s financial performance that is different from measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, within the meaning of applicable Securities and Exchange Commission rules.  A non-GAAP financial measure, such as EBITDA or Adjusted EBITDA, should not be viewed as an alternative to GAAP measures of performance such as (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. The calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

As defined in the company’s credit agreement, Adjusted EBITDA equals net income (loss) before income and franchise tax expense (benefit), interest expense, net, depreciation and amortization, minority interests net of cash distributions, write-off of loan acquisition costs, non-cash compensation, foreign currency gain and losses, net, and special charges, net of unusual or non-recurring gains. The company presents Adjusted EBITDA, as defined in its credit agreement, as the measurement used as a basis for determining compliance with several covenants thereunder.  It is also generally consistent with the metric used by management as a performance measurement for certain performance-based incentive compensation plans.  In addition, the company considers Adjusted EBITDA an important supplemental measure of its performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.

Included in this release is a reconciliation of net income to Adjusted EBITDA, which illustrates the differences in these measures of operating performance.

Polymer Group, Inc., one of the world’s leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 17 manufacturing and converting facilities in 8 countries throughout the world.

Safe Harbor Statement

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements speak only as of the date of this release.  Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; changes to selling prices to customers which are based, by contract, on an underlying raw material index; substantial debt levels and potential inability to maintain sufficient liquidity to finance our operations and make necessary capital expenditures; inability to meet existing debt covenants; achievement of objectives for strategic acquisitions and dispositions; inability to achieve successful or timely start-up on new or modified production lines; reliance on major customers and suppliers; domestic and foreign competition; information and technological advances; risks related to operations in foreign jurisdictions; and changes in environmental laws and regulations. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:

Dennis Norman

Vice President — Strategy & Corporate Development

(704) 697-5186

normand@pginw.com

POLYMER GROUP, INC.

Consolidated Statements of Operations (Unaudited)

Three Months Ended April 4, 2009,

Three Months Ended January 3, 2009 and

Three Months Ended March 29, 2008

(In Thousands, Except Per Share Data)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	April 4,	January 3,	March 29,
	2009	2009	2008
Net sales	$227,243	$279,954	$273,773

Cost of goods sold	174,615	226,905	230,867

Gross profit	52,628	53,049	42,906

Selling, general and administrative expenses	27,877	31,261	30,700

Special charges, net	2,891	15,244	1,363
Other operating (income) loss, net	(348)	4,518	(1,292)

Operating income	22,208	2,026	12,135

Other expense (income):
Interest expense, net	7,618	8,490	8,707
Gain on reacquisition of debt	(2,431)	—	—
Other loss, net	2,160	1,817	487

Income (loss) before income taxes	14,861	(8,281)	2,941

Income tax expense (benefit)	7,182	(1,313)	1,624

Net income (loss)	$7,679	$(6,968)	$1,317

Net loss attributable to noncontrolling interests	1,877	5,095	107
Net income (loss) attributable to Polymer Group, Inc.	$9,556	$(1,873)	$1,424

Average common shares outstanding - Basic	19,387	19,296	19,197
- Diluted	$19,388	$19,332	$19,378
Income (loss) per common share:
Basic	$0.49	$(0.10)	$0.07

Diluted	$0.49	$(0.10)	$0.07

POLYMER GROUP, INC.

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands)

	April 4,	January 3,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	$54,271	$45,718
Accounts receivable, net	119,880	134,003
Inventories	109,372	121,906
Other	35,209	31,758
Total current assets	318,732	333,385

Property, plant and equipment, net	334,982	347,590
Intangibles and loan acquisition costs, net	7,499	8,156
Other assets	16,383	13,331
Total assets	$677,596	$702,462

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$113,031	$133,820
Current portion of long-term debt and short-term borrowings	48,535	21,160
Other	6,220	4,266
Total current liabilities	167,786	159,246

Long-term debt	350,660	392,505
Other noncurrent liabilities	58,302	57,500
Total liabilities	576,748	609,251

Total PGI shareholders’ equity	89,786	80,272
Noncontrolling interests	11,062	12,939
Total equity	100,848	93,211
Total liabilities and equity	$677,596	$702,462

POLYMER GROUP, INC.

Selected Financial Data (Unaudited)

(In Thousands)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	April 4,	January 3,	March 29,
	2009	2009	2008
Selected Financial Data
Depreciation and amortization expense included in operating income	$12,365	$12,561	$12,788

Noncash compensation costs included in operating income	$423	$507	$1,849

Amortization of loan acquisition costs	$335	$370	$345

Capital expenditures	$3,439	$5,863	$12,579

Special charges, net
Asset Impairment charges	$1,600	$13,096	$—
Restructuring and plant realignment costs	1,284	2,126	1,352
Other	7	22	11
	$2,891	$15,244	$1,363
Other operating (income) loss, net including Foreign Currency (Gain) Loss
United States	$(134)	$(1,412)	$163
Canada	30	(821)	(263)
Europe	(477)	127	359
Asia	11	24	317
Latin America	222	6,600	(1,868)
	$(348)	$4,518	$(1,292)

Adjusted EBITDA
The following table reconciles Adjusted EBITDA to net income (loss) attributable to Polymer Group Inc. for the periods presented:

Net income (loss) attributable to Polymer Group, Inc.	$9,556	$(1,873)	$1,424
Income & franchise tax expense (benefit)	7,453	(1,741)	2,237
Interest expense, net	7,618	8,490	8,707
Depreciation and amortization expense included in operating income	12,365	12,561	12,788
Minority interests, net of tax & cash disbursements	(1,877)	(5,095)	(107)
Non-cash compensation	423	506	1,849
Foreign currency (gain) loss, net	2,067	8,219	(991)
Special charges, net	2,891	15,244	1,363
Other charges (gains), net	5	(161)	—

Adjusted EBITDA	$40,501	$36,150	$27,270